 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Elmore, William B. (Last) (First) (Middle) 70 Willow Road, Suite 200 (Street) Menlo Park, CA 94025 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Netflix, Inc. nflx 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 02/28/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								932,397 (1)	I	By Foundation Capital II, L.P.
Common Stock								$109,692 (1)	I	By Foundation Capital II Entrepreneur Fund, LLC
Common Stock								$54,844 (1)	I	By Foundation Capital II Principals Fund, LLC
Common Stock								$700 (3)	I
Common Stock								$194,800 (2)	I	By Foundation Capital Leadership Fund, L.P.
Common Stock								$5,200 (2)	I	By Foundation Capital Leadership Principals Fund, LLC
Common Stock		02/28/2003	J*		625	A		$4,054 (4)	I

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares

Explanation of Responses:

*In-kind distribution from IVP. On 2/28/03, IVP distributed 453,442 shares of stock to its partners, through which Mr. Elmore received 625 shares indirectly as General Partner of the Elmore Family Investments, L.P.

(1) William B. Elmore is a Manager of Foundation Capital Management Co. II, LLC, which is the sole manager of Foundation Capital II, L.P., Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. William B. Elmore disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(2) William B. Elmore is a Manager of FC Leadership Management Co., LLC, which is the sole manager of Foundation Capital Leadership Fund, L.P. and Foundation Capital Leadership Principals Fund, LLC. William B. Elmore disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

(3) Shares held by William B. Elmore as Trustee of the Elmore Family Trust dated 7/27/90.

(4) Shares held by Elmore Family Investments, L.P. William B. Elmore is a General Partner of Elmore Family Investments, L.P. William B. Elmore disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein.

By:	Date:
/s/ Theodore R. Meyer	03/04/2003
Attorney in-fact for William B. Elmore
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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